SPIRIT OF AMERICA INVESTMENT FUND, INC.

477 Jericho Turnpike

Syosset, New York 11791

David Lerner Associates, Inc.

477 Jericho Turnpike

Syosset, New York 11791

To Whom It May Concern:

Reference is made to the Amended and Restated Operating Expenses Agreement (the “Agreement”) between the Spirit of America Investment Fund, Inc. (the “Company”) and Spirit of America Management Corp. (the “Advisor”) dated January 24, 2023.

The Company requests that you limit each Fund’s operating expenses (as defined in Paragraph 2 of the Agreement) to the annual rate of total operating expenses specified in the Amended Appendix A to the Agreement attached hereto.

This Amendment to the Agreement will remain in effect until May 1, 2027, and may be renewed by the Board of Directors annually thereafter.

Please indicate that the foregoing and the attached is in accordance with your understanding and accept these terms, by signing and returning to us the enclosed copy hereof.

Sincerely,

Spirit of America Investment Fund, Inc.

/s/ David Lerner

David Lerner

President

Spirit of America Management Corp.

Accepted: /s/ David Lerner

Amended Appendix A

This Amended Appendix A, dated as of February 25, 2026, and effective May 1, 2026, restates Exhibit A to the Amended and Restated Operating Expense Agreement dated January 24, 2023, between Spirit of America Investment Fund, Inc. and Spirit of America Management Corp.

SPIRIT OF AMERICA INVESTMENT FUND, INC.

Fund	Operating Expense Limit
Spirit of America Municipal Tax Free Bond Fund, Class A Shares	0.90%
Spirit of America Municipal Tax Free Bond Fund, Class C Shares	1.75%
Spirit of America Municipal Tax Free Bond Fund, Institutional Shares	0.75%
Spirit of America Income Fund, Class A Shares	1.10%
Spirit of America Income Fund, Class C Shares	1.85%
Spirit of America Income Fund, Institutional Shares	0.85%
Spirit of America Utilities Fund, Class A Shares	1.53%
Spirit of America Utilities Fund, Class C Shares	2.28%
Spirit of America Utilities Fund, Institutional Shares	1.28%